Mail Stop 3561

March 1, 2010

Ronald L. Blake
President and Chief Executive Officer
Rewards Network Inc.
Two North Riverside Plaza, Suite 950
Chicago, Illinois 60606

> **Re: Rewards Network Inc.**
> **Forms 10-K and 10-K/A for the**
> **Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009, April 29, 2009 and February 26, 2010**
> **File No. 001-13806**

Dear Mr. Blake:

We have completed our review of the above referenced filings and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director